UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

16 September 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gilead Sciences, Inc.

File No. 0-19731 -- CF# 25590

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   Gilead Sciences, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2010.

   Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through August 31, 2015
Exhibit 10.68	through December 31, 2013

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Timothy S. Levenberg
         Special Counsel